Yorkville America Investment Trust
730 Stony Point Parkway, Suite 205
Richmond, Virginia 23235

August 13, 2026

VIA EDGAR FILING

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yorkville America Investment Trust: Request for withdrawal of Amendment to Form N-1A Filing (File Nos. 333-29289 and 811-08255)

Ladies and Gentlemen:

This Form AW, Amendment Withdrawal Request, is submitted pursuant to Rule 477 of the Securities Act of 1933, as amended (the "1933 Act"), to withdraw a filing made under Rule 485(a) of the 1933 Act by Yorkville America Investment Trust (the “Registrant”). The Registrant hereby requests you withdraw Post-Effective Amendment No. 102 to its Registration Statement filed with the Securities and Exchange Commission on February 13, 2026 (Accession No. 0001104659-26-014816) solely with respect to the Yorkville America Cronos Yield Maximizer ETF (Series ID S000103637) (the “Fund”).

This request includes all subsequent Post-Effective Amendments filed pursuant to Rule 485(b)(1)(iii) relating to the Fund.  No securities of the Fund have been sold in connection with the offering.

If you have any questions concerning this application for withdrawal, please contact John H. Lively of Practus, LLP, counsel for the Trust, at (913) 660-0778.
 Very truly yours,

_/s/ Karen M. Shupe_________________________________
Karen M. Shupe,
Treasurer and Principal Executive Officer